

April 20, 2011

<u>Via E-mail</u>
Mr. David Fremed
Chief Financial Officer
Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, OH 45209

> **Re: Zoo Entertainment, Inc.**
> **Form 8-K Item 4.02**
> **Filed April 15, 2011**
> **File No. 001-34796**

Dear Mr. Fremed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you have included on the facing page of the Form 8-K, the file number 333-124829 when the file number currently assigned to you in EDGAR is 001-34796. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

2. Please amend your filing to provide a brief description of the facts underlying the conclusion that previously issued financial statements should no longer be relied up as required by Item 4.02(a)(2) of Form 8-K.

3. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant